Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phizzle, Inc
943 Howard Street
San Francisco, CA 94103
https://www.phizzle.com/

Up to $5,000,000.00 in Common Stock at $0.40
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Phizzle, Inc
Address: 943 Howard Street, San Francisco, CA 94103
State of Incorporation: DE
Date Incorporated: August 15, 2005

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 12,500,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $200.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), Chairman of the Board of Directors, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based Bonus
Friends and Family Early Birds

Invest $200 within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest $200 within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest $200 within the first month and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% bonus shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% bonus shares.

$5,000+ | Tier 3

Invest $5,000+ and receive 15% bonus shares.

$10,000+ | Tier 4

Invest $10,000+ and receive 20% bonus shares.

$20,000+ | Tier 5

Invest $20,000+ and receive 20% bonus shares and an invite to a webinar with the CEO

Loyalty Bonus:
As you are an existing Stockholder / Noteholder/ TTW Email recipient in Phizzle, receive 10% Additional Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Phizzle, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.40/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $40. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 10% for Phizzle Existing Stockholders/Noteholders/TTW Email Recipients, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Phizzle, Inc is a corporation organized under the laws of the state of Delaware. Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments.

Cancer drug production is a highly regulated process to ensure drug safety and efficacy. Validating that a drug is safely manufactured requires data from a variety of lab instruments monitoring production. Nearly all of the data from these instruments is an island in itself- with separate data protocols independent of the laboratory

information management system (LIMS).. We generate revenue by harmonizing this disparate, heterogeneous data onto a single UI operated from a cloud. We reduce human error and increase productivity so much so that we are able to contract directly with the world's largest drug producers.

Phizzle's cloud-native, microservices-based software platform offers world-leading pharmaceutical enterprises a solution to upgrade existing equipment, so they can produce life-saving medications with improved safety, compliance, and cost-efficiency.

Using our FDA-compliant system, drug companies are able to automate operations and enable optimized workflows, while also ensuring data integrity and minimizing the potential for human error. We believe ours is the first scalable platform of its kind targeting an entire ecosystem of devices waiting to be digitized across a landscape of

laboratories worldwide.

Competitors and Industry

Competitors

Our primary competitors show up in the market in the form of bolt-on software strategies from the makers of the hardware in the scientific lab instrument categories. These bolt-on strategies ultimately are limited to the vendor's hardware and don't bring meaningful disruptive value. To date, our customers have chosen the Phizzle software architecture which applies across numerous manufacturers and equipment instrument types. However, but these siloed architectures exist.

Market & Industry

Our market has been isolated from modern software architectures for 50 years because life-saving drugs are manufactured under FDA approval and scrutiny as documented by Good Manufacturing Practices (GMP). Architecturally, this market reminds our team of the router market before Cisco created the multi-protocol router to modernize network architectures; in our space, each scientific lab instrument has its own architecture and data model. Our Pharma-defined Software Architecture harmonizes data from a myriad of individual instruments and makes this data available in a manufacturer's lab information management system. Our specific solution is the EDGMaker platform, the only IoT solution to remotely operate multiple types of scientific lab instruments manufactured by numerous manufacturers from the cloud. Our buyers are technical in nature and our go-to-market approach is based on a technical buyer experience.

Our EDGMaker software is used in highly regulated pharmaceutical manufacturing use cases to transform a 50-year-old problem: digitize the data captured from numerous scientific lab instruments, which is required by the FDA to prove a drug has been manufactured under safe conditions.

The scientific lab instruments used by pharma for drug production are not household names: particle counters, balances, ph Meters, chromatography, to name a few. Without these instruments, pharma manufacturers cannot safely manufacture cancer drugs and other treatments. More than 1 million of these scientific instruments are used globally, and the market for them is growing by approximately $1B annually. For 5 decades each of these machines has operated as an island of data in pharma because no proposition offered enough value to prompt the largest companies in the world to change – until Phizzle EDGMaker. Any regulated industry where particle counters, ph meters and balances are used to measure parametric conditions is an adjacency such as food production, clean rooms, and clean manufacturing. Industry measures indicate 250,000 additional particle counters, ph meters and balances are used in regulated adjacencies in the United States alone.

Current Stage and Roadmap

Current Stage

Phizzle is “Crossing the Chasm” from early adopters to broad market adoption. Because we have signed long-term contracts with a Fortune 75 customer and with others in our pipeline, we have a clearly defined business model and "go to market" approach, with pricing and gross margin models established. Cancer drug production is a highly regulated process to ensure drug safety and efficacy. Validating that a drug has been safely manufactured requires synthesis of data from a variety of lab instruments monitoring production. Nearly all of the data from these instruments is an island in itself. We generate revenue by harmonizing this disparate, heterogeneous data onto a single UI operated from anywhere in the world. We reduce human error and increase human productivity so much so that we are able to contract directly with the world’s largest drug producers.

Our initial contracts have yielded two intertwined revenue streams: a software license and support and maintenance services for each scientific instrument under contract. Our gross margins increase on a non-linear curve when a customer has more than 1,000 scientific instruments under contract.

We have "go to market" agreements with channel partners like World Wide Technology, SHI and Glasshouse Systems to scale and open adjacencies.

Future Roadmap

In the next three years, we expect our customers to shift away from an on-premise data collection process to one that is cloud-based, which will further increase Phizzle’s gross-margin profile. The next phase is expanding to customers facing the same data problems who are looking for a solution only Phizzle provides. Our business operates in a large, global market that is also highly regulated, but it is ripe for disruption.

The Team

Officers and Directors

Name: Ben Davis III

Ben Davis III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: August, 2005 - Present
  Responsibilities: Create, manage and execute the overall strategy for Phizzle. Salary: $160,000 per annum, plus healthcare benefits. Equity: Common Stock, Common Stock Options and Series B-3 Preferred Stock amounting to approximately 5.38% of the Company’s equity on a fully diluted basis. Mr. Davis also sits on the board of Boys Hope Girls Hope.

- **Position:** Director
  Dates of Service: August, 2005 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Name: Stephen Peary

Stephen Peary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: November, 2010 - Present
  Responsibilities: Overseeing financial performance of the Company while ensuring capital adequacy. Also responsible for Human Resource and Insurance functions. Salary: $140,000 per annum, plus healthcare benefits and Common Stock Options amounting to approximately 1.54% of the Company's equity on a fully diluted basis. Mr. Peary sits on the board of NCIRE, the Veterans Health Research Institute, a joint venture between UCSF and and the San Francisco VA. He also sits on the board of Vantage West Credit Union and chairs the Governance Committee.

- **Position:** General Counsel
  Dates of Service: April, 2011 - Present
  Responsibilities: Negotiation and management of customer contracts, insurance matters and employee relations; Legal compliance; Compliance with corporate governance.

Name: Ryan Brady

Ryan Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September, 2013 - Present
  Responsibilities: Responsible for pharma scientific device lab in Denver. I am also responsible for a wide range of high level technical requirements, including architecture, infrastructure, and new technology evaluations. Salary: $180,000 per annum, plus healthcare benefits (1) Equity: Common Stock Options amounting to approximately 2.31% of the Company's equity on a fully diluted

basis.

Name: Mark Krentzman

Mark Krentzman's current primary role is with Norman Rockwell Museum. Mark Krentzman currently services up to 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2011 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. $15/hour compensation for up to 30 hours per week, plus healthcare benefits.

Other business experience in the past three years:

- **Employer:** Norman Rockwell Museum
  Title: Trustee Emeritus
  Dates of Service: October, 2013 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

- **Employer:** Northeastern University
  Title: Corporator Emeritas
  Dates of Service: January, 2001 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

- **Employer:** Jones & Vining
  Title: Owner
  Dates of Service: January, 2001 - January, 2019
  Responsibilities: Mr. Krentzman has served as Executive Chairman of Jones and Veining an international shoe component manufacturer with operations in the USA, China, Vietnam, Thailand and Indonesia.

Name: Edwin Lau

Edwin Lau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September, 2013 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. Mr. Lau has also authored numerous patents.

- **Position:** Acting President
  Dates of Service: July, 2021 - Present
  Responsibilities: Oversees technology development and support and maintenance groups. $6,000 per month for technical consulting services.

Other business experience in the past three years:

- **Employer:** Fifth Floor Venture Partners
  Title: Co-Founder and Managing Director
  Dates of Service: August, 2018 - Present
  Responsibilities: Fifth Floor Venture Partners is the uniquely specialized platform to invest in US & European startups in Sustainability connecting them to Asia strategic partners. Drawing on extensive venture investing experience and deep operational expertise to capture untapped opportunities, which result from support and focus gaps of the current venture capital ecosystem.

Other business experience in the past three years:

- **Employer:** ICCP Venture Partners
  Title: Managing Director
  Dates of Service: July, 2005 - July, 2022
  Responsibilities: ICCP Venture Partners is a top quartile venture capital firm. Its transpacific investment strategy invests in US technology companies (largely in

Silicon Valley) who have Asia in their roadmap or business plan, such as needs for contract manufacturing, customer acquisition, strategic investor identification, software development, outsourced services, etc. With offices in the Silicon Valley and Manila, ICCP Venture Partners unlocks additional value for its portfolio companies by helping navigate the multi-cultural business and social environments in Asia to identify and work with the best business partners.

Name: James Whims

James Whims's current primary role is with Alsop Louie Partners. James Whims currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2011 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

- **Employer:** Alsop Louie Partners
  Title: Partner
  Dates of Service: January, 2009 - Present
  Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: Thomas Toy

Thomas Toy's current primary role is with Startup Capital Ventures. Thomas Toy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September, 2013 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures;

and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

- **Employer:** Startup Capital Ventures
  Title: Managing Director
  Dates of Service: July, 2005 - Present
  Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: William Valtos

William Valtos's current primary role is with Tao Corporation. William Valtos currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September, 2020 - Present
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

- **Employer:** ICCP SBI Venture Partners
  Title: Senior Managing Director
  Dates of Service: January, 2019 - March, 2020
  Responsibilities: Responsible for venture capital fund practice in Philippines and US.

Other business experience in the past three years:

- **Employer:** Investment & Capital Corporation of The Philippines
  Title: Chief Executive Officer
  Dates of Service: January, 2019 - March, 2020
  Responsibilities: Responsible for licensed investment bank in The Philippines

Other business experience in the past three years:

- **Employer:** Fiduciary Asset Management Pte. Ltd.
  Title: Non-resident Director of Singapore-based Exempt Asset Manager
  Dates of Service: January, 2019 - March, 2020
  Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

- **Employer:** Tao Corporation
  Title: Advisor to the Chairman
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for Strategic Planning and provide Financial Advice

Name: Ronald Ricci

Ronald Ricci's current primary role is with Transparency Imperative. Ronald Ricci currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Board of Directors
  Dates of Service: August, 2019 - Present
  Responsibilities: Overseeing meetings of the Board of Directors; Supervising, mentoring and managing company executives; Overseeing board of directors meetings; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

- **Employer:** Cisco Systems
  Title: Vice President, Customer Experience Services
  Dates of Service: July, 2000 - September, 2019
  Responsibilities: I learned more about real-world execution in this bottoms-up sales ops role than any other in my career, working with a team of engineers and innovators to deliver more than 2 million demonstrations of Cisco solutions to

customers.

Other business experience in the past three years:

- **Employer:** Transparency Imperative
  Title: Founder and CEO
  Dates of Service: October, 2020 - Present
  Responsibilities: We believe employee engagement is upside-down - instead of measuring how engaged employees are, we measure how engaged leaders and managers are. It's our mission to help employers turn transparency into trust with an easy, affordable, and always-on solution. Award-winning; Research-based; SaaS-delivered; More than a thousand organizations reviewed.

Other business experience in the past three years:

- **Employer:** Bill Wilson Center
  Title: President of Board of Directors
  Dates of Service: January, 2006 - Present
  Responsibilities: Board president.

Other business experience in the past three years:

- **Employer:** Anonomatic
  Title: Advisor
  Dates of Service: July, 2021 - Present
  Responsibilities: Anonomatic's mission is to make PII data privacy secure, simple and cost effective. We created the PII Vault solution to allow data scientists, technologists, researchers and others to safely process and share data without the risk of exposing personally identifiable information (PII).

Name: Michael Patrick

Michael Patrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Innovation Officer
  Dates of Service: August, 2008 - Present
  Responsibilities: Michael started with Phizzle in 2008 and brings decades of experience to the team in innovation design, development, and integration of high availability real-time systems. Prior to Phizzle, Michael developed mission/life-critical software in commercial, military, and space-based platforms for companies such as Boeing and BAE Systems. Michael's broad and extensive expertise in implementing high performance solutions has been key to Phizzle's software and forms the core engine of Phizzle's IoT solution. In his spare time

Michael is a mentor for a FIRST robotics team where he brings his passion for engineering, science and robotics to high school students. Michael received a BS in Electrical and Computer Engineering from SUNY Buffalo in 1983.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development or pharmaceutical industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need access to additional capital or credit to support our working capital requirements as we grow. Although interest rates are relatively low, interest rates are rising and it remains a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Our current services are variants on one type of service, - automating the processing of scientific instrument data in pharmaceutical laboratories and shop floors. Our revenues are therefore dependent upon the market for these specific services.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be additional operational products beyond our existing scientific instrument licenses or that the products we do develop may never be used commercially. It is possible that the failure to release additional products is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Though we are continually developing new software, presently we have only a limited number of products in commercial service. Delays or cost overruns in the development of our future products and services or failure of the product to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
Your investments in the Company represent a minority interest in the Company. The Common Stock that you are purchasing has voting rights attached to them. However, you must provide the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy to vote your shares as he/she sees fit. You will have no ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all creditors and preferred stock liquidation preferences have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections assume that with an increased sales and marketing budget our products will gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our existing or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Phizzle, Inc. was formed on August 15, 2005. Originally, the Company was focused on fan engagement for sports teams. Subsequently, that business was sold. Only since 2018 has the Company been focused on data and only since 2019 on digitizing data for

the pharmaceutical industry. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Phizzle, Inc. has incurred a net loss in each year of operations and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares. The Board of Directors has determined the payment of dividends remains unlikely for the foreseeable future.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and insufficient revenue to cover expenses. If you are investing in our Company, it's because you think that our EDGMaker Connected Plant technology is a good idea, that the team will be able to successfully market, and sell our products or services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several patents (including a recently awarded patent integral to our deployed technology), trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to its value, competitors may misappropriate or violate the intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. However, intellectual property disputes are complex and attendant litigation is extremely expensive. The Company may not have adequate resources to properly protect its intellectual property rights; or that such rights may be judicially determined to be of little or no value; or worse, that we are violating the intellectual property rights of others.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into software licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of

enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations (domestic and international). The laws and regulations concerning the licensing of our products may be subject to change and may then mean that licensing our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third party contractors to provide a variety of essential business functions for us, including software development and support and maintenance services. Some of these contractors are internationally based. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, language barriers or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an Internet-based business, we may be vulnerable to hackers who may access the data of our investors and the companies that utilize our platform. The Company also has plans to convert its platform to a cloud-based offering. Further, any significant disruption in service or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, including Amazon

Web Services, to provide server access and some of our back-up technology. Any disruptions of services or cyber-attacks either on Amazon Web Services or other service providers could harm our reputation and materially negatively impact our financial condition and business.

Forward Looking Information or Statements
Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such statements, and such variances may be material. Any statement results cannot be guaranteed.

The Company's existing capital structure will diminish the value of your investment.
The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for distribution to the Common Stockholders.

Common stockholders will have no say in the Company's direction, management or decision making
Investors in this Common Stock offering must provide the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy authorizing the Chairman or the Chief Executive Officer to vote the common stock as he/she feels fit even if voting such shares proves detrimental to your investment. Permitted transferees of the Common Stock will also have to provide the Chairman or the Chief Executive Officer a permanent proxy to vote their Common Stock shares. The proxy ensures that the Company will be controlled by management and the Company's board of directors.

Company's technology may not work for all scientific instruments found in drug manufacturing laboratories
The Company's technology is new and only recently deployed on a few different scientific instruments operating in drug manufacturing environments. Our technology in development may not operate properly on several or all the remaining scientific instruments that also operate in drug manufacturing laboratories. In such event, the Company's ability to grow will be severely limited causing the Company to miss revenue projections and possibly putting its viability in material jeopardy.

Pharmaceutical industry is subject to Federal Drug Administration (FDA) and other regulatory agency rules and regulations
The FDA and other regulatory agencies (domestic and international) may determine the Company's technology does not meet regulatory standards and therefore cannot be used for its intended purposes. Such a determination would have a material impact

on the Company's ability to function as a going concern and could result in the loss of your entire investment. Government regulations may cause project delays, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations.

Each Class of the Company's Preferred Stock has liquidation preferences over holders of Common Stock, including the Common Stock being offered in this Offering
Liquidation preferences are paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would receive if such shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and then Preferred Stockholders of the Company will be paid out. If there is any cash remaining, then and only then, all stockholders of the Company, including the Common Stockholders and Preferred Stockholders together, will be paid prorata based on the number of shares owned.

The Company recently issued Convertible Notes that upon conversion will have a liquidation preference ahead of distributions to the Common Stockholders
Immediately prior to this Offering, the Company issued convertible notes that upon certain events, including maturity of the notes or acquisition of the Company, will, at the option of the holder, convert to Series B-3 Preferred Stock. The Company's Series B-3 Preferred Stock has a first priority liquidation preference equal to five times its original issuance price. In the event of liquidation or sale of the Company, this liquidation preference could result in the Common Stockholders getting much less than they might otherwise receive without the issuance of the Convertible Note or the Series B- 3 Preferred Stock liquidation preference being in place. Further, investors in this Offering will be immediately diluted following the conversion of outstanding convertible notes.

We are competing against other software development companies
Although we are a company with unique technology that caters to a select market, we do compete against other software companies for talent. Our business growth depends on the ability to hire talented software development people and market interest in the Company over similar products developed by others.

The Company has realized significant operating losses to date and expects to incur losses in the future.
The Company has operated at a loss since inception, and these losses are likely to continue. Phizzle's net loss for 2021, as reflected in its financial statements, was $2,454,298 and its net loss for 2020 was $1,765,819. As activities increased our net loss for the six-month period ended June 30, 2021 increased to $1,569,243. Until the Company achieves profitability, it will have to seek other sources of capital to continue operations.

The Company's auditors have prepared its report based on the Company continuing to operate as a going concern
The company's auditor has issued a "going concern" opinion on the Company's

financial statements. The Company incurred a net loss of $2,454,298 for year ended December 31, 2021, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern without access to additional capital.

Only one commercial customer has deployed our technology.
With only one large commercial customer to date, our revenues are concentrated and subject budget determinations beyond our control. Our Fortune 75 customer could simply decide to terminate our contracts without notice. Such event would have a devastating impact on our ability to continue operations and market our technology to others in the pharmaceutical industry. Further, it is unlikely we could sustain a lawsuit to enforce our contract rights, if any, against our customer in such event due to the imbalance in financial resources.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.
Our single Fortune 75 customer has expressed substantial satisfaction in our deployed technology. Yet, our roadmap for future growth requires development of complex software that will operate in complex environments. We may not be able to effectively develop the software needed to sustain our growth. Further, we will require significant resources to meet our growth objectives, including hiring very skilled labor. To date, our technology has limited experience operating in a drug manufacturing facility. If we are unable to effectively manage our growth or meet delivery targets required by our customers, we could face unanticipated slowdowns and additional costs that limit our ability to timely deliver our software and services.

Since 2018, we have operated 100% remotely
The entire employee team operates remotely and many of our contractors are internationally based. Face-to-face interaction is limited. We require video conferencing and other team workflow solutions to develop our software and deliver our products and services. If any member of our team or even the entire team were not able to access The Internet our operations would be substantially harmed, our ability to deliver contractual obligations would be materially impacted and Company revenues could be at risk.

Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our intellectual property protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to secure by licensing our software. This would eliminate a significant potential revenue stream for the Company.

The Company's existing capital structure will diminish the value of your investment.
The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock, including the Series B-3 Preferred Stock which has a liquidation preference equal to five times its original issue price. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for distribution to the Common Stockholders.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))	15,804,460	SERIES A Preferred Stock	17.98%
Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))	3,736,920	SERIES B Preferred Stock	
Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))	5,020,662	SERIES B-2 Preferred Stock	
Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))	249,128	SERIES B-2 Preferred Stock Warrants	
Pacific Synergies IV, L.P.	8,719,481	SERIES B Preferred Stock	10.07%
Pacific Synergies IV, L.P.	5,032,508	SERIES B-2 Preferred Stock	
NTT Finance 2007 L.P.	8,719,481	SERIES B Preferred Stock	6.38%
Whims 2020 Separate Property Trust	500,000	Common Stock	6.81%
Whims 2020 Separate Property Trust	4,285,183	SERIES B-2 Preferred Stock	
Whims 2020 Separate Property Trust	4,525,531	SERIES B-3 Preferred Stock	
Whims 2020 Separate Property Trust	781,017	SERIES B-2 Preferred Stock Warrants	

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Whims 2020 Separate Property Trust	263,500.	2022 Convertible Note	

The Company's Securities

The Company has authorized Common Stock, SERIES A Preferred Stock, SERIES B Preferred Stock, SERIES B-2 Preferred Stock, SERIES B-3 Preferred Stock, SERIES B-2 Preferred Stock Warrants, and 2022 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,500,000 of Common Stock.

Common Stock

The amount of security authorized is 350,000,000 with a total of 43,941,238 outstanding.

Voting Rights

One vote per share, however, please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), Chairman of the Board of Directors, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2011 Equity Incentive Plan. The total amount outstanding includes 23,834,782 shares issued pursuant to the 2011 Equity Incentive Plan. Exercise price range: $0.02 - $0.05

per share; Exercise Period: ten years from the date of grant; Variable vesting periods. 2011 Plan terminated according to its terms in April 2021.

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2021 EIP. The total amount outstanding includes 5,948,967 shares issued pursuant to the 2021 Equity Incentive Plan. Exercise price: $0.02 per share; Exercise Period: ten years from the date of grant; variable vesting periods, 21,000,000 common shares reserved in 2021 Plan, inclusive of the options granted to date.

SERIES A Preferred Stock

The amount of security authorized is 15,804,460 with a total of 15,804,460 outstanding.

Voting Rights

one vote per share; right to elect one member of the board of directors;

Material Rights

Third priority liquidation preference equal to original issue price (pro rata with Series B preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B Preferred Stock

The amount of security authorized is 24,899,546 with a total of 24,414,546 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

Third priority liquidation preference equal to original issue price (pro rata with Series A preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-2 Preferred Stock

The amount of security authorized is 68,269,160 with a total of 60,937,182 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors.

Material Rights

Second Priority liquidation preference equal to original issue price; Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-3 Preferred Stock

The amount of security authorized is 75,000,000 with a total of 21,313,284 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

First priority liquidation preference equal to five times original issue price; Registration rights.

SERIES B-2 Preferred Stock Warrants

The amount of securities outstanding is 7,331,978.

Material Rights

Registration and piggy back rights; Exercise Price: original issue price of Series B-2 preferred stock X 80% - $0.16056 per share. Warrants expire November 22, 2027.

2022 Convertible Note

The security will convert into Series b-3 preferred stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $1,177,500.00
Maturity Date: December 31, 2023
Interest Rate: 15.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Earlier of Maturity or Asset Transfer or Acquisition (as defined in the Compay's Restated Certificate of Incorporation)

Material Rights

Additional Conversion Right: In the event of a Qualified Financing defined as: Company's sale of its preferred equity securities, after the initial Closing but prior to the Maturity Date, with total net proceeds to the Borrower of not less than $3,000,000. In the event of a Qualified Financing the noteholder shall have the option of (i) converting the entire outstanding principal balance and all unpaid accrued interest of the Note into a number of Equity Securities equal to the quotient obtained by dividing the principal balance and all unpaid accrued interest of this Note by the product of (A) the lowest price per share paid for the Equity Securities by the Investors and (B) 60%, or (ii) receiving payment of the entire principal balance and all unpaid accrued interest of the Note.

Equity Securities” shall mean the Company’s Preferred Stock or any securities

conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration) the Company's Preferred Stock (excluding the Notes), in each case issued in the Qualified Financing.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO, and/or Chairman of the Board of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investor's should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company in such case. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,177,500.00
  Use of proceeds: Software development and operations.
  Date: August 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Throughout fiscal years 2020 and 2021 the Company continued investment in development of its technology and delivery of support and maintenance services in a long term pilot project with a Fortune 75 pharmaceutical company that concluded in July 2022. Revenues during this period were defined by pre-determined milestones that were achieved at irregular intervals dependent on the complexity of the individual milestones. After testing and deployment of the Company's technology in the laboratories of the Fortune 75 company during the pilot program, additional personnel were hired to provide support and maintenance services.

Revenue

Revenue for fiscal year 2020 was $1,365,296 compared to $869,326 in fiscal year 2021.

The decrease in revenues from fiscal year 2020 to fiscal year 2021 was the result of timing issues on Milestone payments due the Company pursuant to a long term pilot project with a Fortune 75 company.

Cost of sales

Cost of Sales for fiscal year 2020 was $334,648 compared to $507,569 in fiscal year

2021.

The increase in cost of goods sold from fiscal year 2020 to fiscal year 2021 was the result of the Company having to hire dedicated contractors to support and maintain the Company's technology operating in the laboratories of a Fortune 75 pharmaceutical company and increased server usage costs at Amazon Web Services.

Gross margins

Gross margins for fiscal year 2020 were $1,030,648 compared to $361,758 in fiscal year 2021.

The decrease in gross margins from fiscal year 2020 to fiscal year 2021 was due to decreased revenue resulting from payment timing issues and increased cost of goods sold resulting from the need to hire support and maintenance contractors and increased server usage at Amazon Web Services.

Expenses

Expenses for fiscal year 2020 were $2,763,606 compared to $3,073,108 in fiscal year 2021.

The increase in expenses from fiscal year 2020 to fiscal year 2021 was due to increased sales and marketing expenses and increased general administrative expenses.

Historical results and cash flows:

The Company is currently in the revenue growth stage having successfully completed a 1.5-year pilot program with a Fortune 75 pharmaceutical company testing the viability of the Company's technology that digitizes the scientific instrument data in drug manufacturing laboratories. A Master License and Services Agreement was executed with the Fortune 75 pharmaceutical company in August 2022. The Company continues research and development of its technology across additional scientific instruments and delivering additional solutions integral to the drug manufacturing process. Revenues are expected to grow in both the near and long term as our software is licensed for and deployed on additional scientific instruments. However, we are of the opinion that cash flows will remain negative for the foreseeable future as the Company continues research and development investment and expands its sales, support and maintenance teams. Past cash was primarily generated through achievement of pilot program milestones; providing support and maintenance services; and equity and debt investments made by our historical investor group. Our goal is to be at least cash flow neutral in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Negative cash flows have continued for several months as the Company finalized a 1.5

year-long pilot with a Fortune 75 pharmaceutical company testing the viability of its new technology. Recent cash flows run approximately negative $250,000 - $300,000 each month. Existing investors have continued to fund monthly operations in the form of convertible notes. Beginning September 1, 2020 through June 30, 2022, investors invested $4,115,200 in the Company's 2020 Convertible Notes pursuant to Section 506(c) of Regulation D. These notes converted to Series B-3 Preferred Stock on June 30, 2022. Beginning August 26, 2022, the Company began offering its 2022 Convertible Notes to the same investor group... again as a Section 506(c) of Regulation D offering. As of November 7, 2022, the outstanding 2022 Convertible Notes total $1,177,500. Cash on hand at September 30, 2022 is $100,071.04.

The 2022 Convertible Note offering was closed on November 7, 2022. A successful StartEngine crowdfunding funding is critical to sustain Company operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support on-going research and development expenses, sales, support and maintenance expenses and general and administrative expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the capital available to the Company nearly 100% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for less than one month. This is based on a current monthly burn rate of approximately $250,000 - $300,000 for expenses related to salaries (research and development, sales and general and administrative), cost of goods sold (Amazon Web Services and support and maintenance services), leases and general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($5,000,000), we anticipate the

Company will be able to operate for at least twelve months without new sources of revenue. This is based on contracted revenue and a current monthly expenses of $250,000 - $300,000 for expenses related to salaries (research and development, sales and general and administrative), cost of goods sold (Amazon Web Services and support and maintenance services), leases and general and administrative expenses as well as the anticipated need to hire additional software developers and support and maintenance personnel.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. However, wide industry adoption of the Company's technology may require additional capital to meet demand and expansion of operations.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: July 22, 2050

- **Creditor:** Farnam Street Equipment Lease
  Amount Owed: $270,000.00
  Interest Rate: 0.0%
  Maturity Date: October 01, 2019

- **Creditor:** 2022 Convertible Notes (Existing Investors)
  Amount Owed: $1,177,500.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2023
  Conversion rights to Series B-3 Preferred upon earlier of maturity or Asset Transfer or Acquisition (as defined in the Company's Amended and Restated Certificate of Incorporation; Conversion Right upon Qualified Financing of preferred stock providing not less than $3,000,000 net proceeds to the Company to new preferred equity securities at 40% discount to lowest price per share paid for the new preferred equity securities. First Priority Liquidation Preference.

Related Party Transactions

- **Name of Entity:** Edwin Lau
  Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Lau receives a monthly stipend of the Company for consulting services provided the development and support and maintenance teams.
Material Terms: $6,000 per month

- **Name of Entity:** Mark Krentzman
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mark Krentzman receives an hourly salary plus healthcare benefits for consulting services provided the Chief Executive Officer.
  Material Terms: $15 per hour for up to 30 hours per week plus healthcare benefits.

- **Name of Entity:** Ben Davis III
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Davis receives salary, healthcare benefits and stock options for service as the Company's Chief Executive Officer.
  Material Terms: $160,000 annual salary.

- **Name of Entity:** Stephen Peary
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Peary receives salary, healthcare benefits and stock options for service as the Company's Chief Financial Officer and General Counsel.
  Material Terms: Mr. Peary receives a salary equal to $140,000 per annum.

- **Name of Entity:** Ryan Brady
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Brady receives salary, healthcare benefits and stock options for service as the Company's Chief Technology Officer. Mr. Brady also leases the location of the Company's instrument laboratory to the Company.
  Material Terms: Mr. Brady receives a salary equal to $180,000 per annum. The Company also pays Mr. Brady $2,700 per month for use of the instrument laboratory location.

Valuation

Pre-Money Valuation: $78,293,266.40

Valuation Details:

The Company determined its valuation based on an analysis of several factors, including recent funding proposals, newly entered commercial contracts, protecting intellectual property, sales pipeline, application of technology to additional

industries, and total addressable market.

Funding Proposals

In May 2022 the Company received a letter of intent from a $multi-billion revenue, industry-specific company to invest $5,000,000 at a pre-funding valuation of $45,000,000. Considerable due diligence was exchanged. Unfortunately, the funding company experienced a critical failure of its revenue-generating portal (security hack) leading to the inability to generate revenues over a continuous 8-day period. The funding was suspended until at least 2023.

Commercial Contracts

Subsequently, Phizzle completed a successful 1.5-year pilot with a Fortune 75 pharmaceutical company leading to the execution of three commercial agreements – Master License and Services Agreement (August 2022); Maintenance and Support Services and Service Level Addendum No. 1 to the Master Agreement (August 2022) and Perpetual Software License for use of Met One 3400+ Device Agent (September 2022). Phizzle's technology presently operates in four laboratories of this Fortune 75 company. The Company is also in discussions with this Fortune 75 company to deploy our technology to several additional laboratories, to license our software for additional scientific instruments and to develop solutions integral to the drug manufacturing process. Awarding any of these opportunities could substantially increase revenues. However, there is no guarantee these discussions will result in revenues from this Fortune 75 company beyond what is provided for in existing contracts.

Intellectual Property

The United States Patent Office recently accepted a critical part of the Company's in-use EDGMaker technology for patent issuance. The Company also holds two patents that should prove valuable for future developed solutions.

Sales

Phizzle has a sales pipeline that includes direct talks with several other large pharmaceutical companies, including concluding a successful proof of value for a Fortune Global 250 company.

Application of Technology

The market for the Company's technology extends well beyond the pharmaceutical industry to include industries such as food, energy, and transportation – anywhere where data is finding trouble serving its intended purpose. For these industries, the Company goes to market through channel partners such as World Wide Technologies, SHI, and Glasshouse Systems.

Total Addressable Market

The total addressable market in the pharmaceutical industry alone is in the $ multi-

billion.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock: (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (iii) any shares reserved for issuance under a stock plan are issued; and (iv) the current Convertible Notes outstanding were converted into Common Stock. The Company currently has $1,177,500.00 in Convertible Notes outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  50.0%
  We will use 50.0% of the funds raised to engage additional software developers, market and customer research, and new product development.
- *Company Employment*
  27.5%
  We will use 27.5% of the funds to hire key personnel for daily operations, including the following roles: Chief Operating Officer, Vice President Sales and Marketing, and Customer Service personnel. Compensation for all employees and contractors to be commensurate with training, experience, position and market conditions.
- *Working Capital*
  17.0%
  We will use 17.0% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company. This may also include approximately 1% going to StartEngine for fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.phizzle.com/ (www.phizzle.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/phizzle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phizzle, Inc

[See attached]

PHIZZLE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

(AUDITED)

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Phizzle, Inc.
Oakland, California

Opinion

We have audited the financial statements of Phizzle, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Phizzle, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Phizzle, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Phizzle, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Phizzle, Inc.'s control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Phizzle, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

November 8, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	615,364	$	722,081
Acccounts Receivable, net		24,218		308,561
Prepaids and Other Current Assets		65,650		69,608
Total Current Assets		**705,232**		**1,100,250**
Property and Equipment, net		19,370		12,893
Security Deposit		-		-
Total Assets	**$**	**724,602**	**$**	**1,113,142**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	234,715	$	152,302
Credit Cards		70,737		43,085
Current Portion of Loans and Capitalized Lease		278,772		398,772
Current Portion of Convertible Note		2,867,000		-
Other Current Liabilities		116,483		194,859
Total Current Liabilities		**3,567,707**		**789,019**
Loans and Capitalized Lease		141,228		252,036
Convertible Note		-		702,000
Total Liabilities		**3,708,935**		**1,743,054**
STOCKHOLDERS EQUITY				
Common Stock		1,416		1,349
Series A Preferred Stock		1,580		1,580
Series B Preferred Stock		2,441		2,441
Series B-2 Preferred Stock		6,094		6,016
Additional Paid in Capital		20,178,223		20,078,490
Treasury Stock		(6,500)		(6,500)
Retained Earnings/(Accumulated Deficit)		(23,167,587)		(20,713,289)
Total Stockholders' Equity		**(2,984,333)**		**(629,912)**
Total Liabilities and Stockholders' Equity	**$**	**724,602**	**$**	**1,113,142**

See accompanying notes to financial statements.

PHIZZLE INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 869,326	$ 1,365,296
Cost of Goods Sold	507,569	334,648
Gross profit	361,758	1,030,648
Operating expenses		
General and Administrative	739,122	871,005
Research and Development	1,149,490	1,150,220
Sales and Marketing	1,184,497	742,381
Total operating expenses	3,073,108	2,763,606
Operating Loss	(2,711,350)	(1,732,958)
Interest Expense	85,875	17,921
Other Loss/(Income)	(342,927)	14,939
Income/(Loss) before provision for income taxes	(2,454,298)	(1,765,819)
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (2,454,298)**	**$ (1,765,819)**

See accompanying notes to financial statements.

PHIZZLE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In , $US)	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-2 Preferred Stock		Additional Paid In Capital	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	11,990,120	$ 1,199	15,804,460	$ 1,580	24,414,546	$ 2,441	59,383,233	$ 5,938	$ 19,908,362	$ (6,500)	$ (18,947,470)	$ 965,551
Issuance of Stock	1,500,000	150	-	-	-	-	778,836	78	26,535			26,763
Share-Based Compensation									143,593			143,593
Net Loss											(1,765,819)	(1,765,819)
Balance—December 31, 2020	13,490,120	1,349	15,804,460	1,580	24,414,546	2,441	60,162,069	6,016	20,078,490	(6,500)	$ (20,713,289)	$ (629,912)
Issuance of Stock	667,369	67	-	-	-	-	775,114	78	13,203			13,347
Share-Based Compensation									86,530			86,530
Net Loss											(2,454,298)	(2,454,298)
Balance—December 31, 2021	14,157,489	$ 1,416	15,804,460	$ 1,580	24,414,546	$ 2,441	60,937,182	$ 6,094	$ 20,178,223	$ (6,500)	$ (23,167,587)	$ (2,984,333)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(2,454,298)	$	(1,765,819)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of Property		8,174		13,348
Share-based Compensation		86,530		143,593
Changes in operating assets and liabilities:				
Acccounts receivable, net		284,342		(257,866)
Prepaids and Other Current Assets		3,958		(31,323)
Accounts Payable		82,412		(164,550)
Deferred Revenue		-		(2,817)
Credit Cards		27,652		184
Other Current Liabilities		(78,376)		93,433
Security Deposit		-		33,988
Net cash used in operating activities		**(2,039,606)**		**(1,937,828)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(14,651)		(21,531)
Net cash used in investing activities		**(14,651)**		**(21,531)**
CASH FLOW FROM FINANCING ACTIVITIES				
Stock Issuance		13,347		26,763
Borrowing on Loans and Capitalized Lease		-		381,028
Repayment of Loans and Capitalized Lease		(230,808)		-
Borrowing on Convertible Notes		2,165,000		702,000
Net cash provided by financing activities		**1,947,540**		**1,109,791**
Change in Cash		(106,717)		(849,568)
Cash—beginning of year		722,081		1,571,650
Cash—end of year	**$**	**615,364**	**$**	**722,081**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	85,875	$	17,921
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Phizzle Inc. was incorporated on August 15, 2005 in the state of Delaware. The financial statements of Phizzle Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Phizzle is the SaaS-based IoT solution to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface – harmonizing the control and integration of data from these heterogeneous devices into automated workflow systems. Phizzle's EDGMaker creates the most customer value in regulated or compliance use cases for pharmaceutical manufacturing, food production and cleanrooms. The Company's go-to-market ecosystem includes Cisco, Cleanetics, Hewlett Packard Enterprise and GlassHouse Systems. The Company was founded in 2005 and is headquartered in San Francisco, Phizzle has a history of creating innovative products from consumer data to machine data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $365,364 and $472,081, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Phizzle Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from digitizing data from scientific instruments found in pharmaceutical laboratories and automating mating the processing of such data to the client laboratory information management system. Revenue is recognized upon the completion of specified milestones, at a point in time.

Cost of Sales

Costs of goods sold include the hosting costs, direct salaries, and customer support costs. Cost of sales also includes depreciation on the Company's fixed assets.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $113,978 and $33,995, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Computer Software

Costs incurred to establish the technological feasibility of computer software are research and development costs, which are charged to expense as incurred. Software development costs incurred subsequent to establishment of technological feasibility have been determined to be immaterial and therefore charged to expense as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	46,399	69,608
Employee Advances	19,251	
Total Prepaids and Other Current Assets	**$ 65,650**	**$ 69,608**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Liabilities	26,288	62,416
Accrued Interest Payable	90,195	12,551
Payroll Obligations	-	119,892
Total Other Current Liabilities	**$ 116,483**	**$ 194,859**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer Equipment	$	40,892	$	26,241
Property and Equipment, at Cost		**40,892**		**26,241**
Accumulated depreciation		(21,522)		(13,348)
Property and Equipment, Net	**$**	**19,370**	**$**	**12,893**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $8,174 and $13,348, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 350,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 14,157,489 shares and 13,490,120 shares have been issued and are outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 15,804,460 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 15,804,460 shares have been issued and are outstanding.

Series B Preferred Stock

The Company is authorized to issue 24,899,546 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 24,414,546 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 68,269,160 shares of Series B-2 Preferred Stock with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 60,937,182 and 60,162,069 shares have been issued and are outstanding, respectively.

Series B-3 Preferred Stock

The Company is authorized to issue 75,000,000 shares of Series B-3 Preferred Stock with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, none of shares have been issued and are outstanding.

6. SHARE-BASED COMPENSATION

During 2011 and 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 61,000,000 shares of its Common Stock pursuant to both Plans, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	7,445,000	$ 0.01	-
Granted	11,100,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	18,545,000	$ 0.01	8.91
Exercisable Options at December 31, 2020	18,545,000	$ 0.01	8.91
Granted	7,331,032	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	25,876,032	$ 0.01	7.91
Exercisable Options at December 31, 2021	25,876,032	$ 0.01	7.91

Stock option expense for the years ended December 31, 2021, and December 31, 2020, were $86,530 and $143,593, respectively.

Warrants

As of December 31, 2021, the Company has 485,800 warrants to purchase Series B Preferred Stock outstanding, and 7,331,978 warrants to purchase Series B-3 Preferred Stock outstanding.

7. DEBT

Loans & Capital Lease

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
PPP Loan- 1st tranche	$ 110,808	1.00%	4/15/2020	Forgiven 01/06/2021	$ -	-	$ -	$ -	$ -	$ -	$ -		$ 110,808	$ 110,808
PPP Loan- 2nd tranche	$ 227,550	1.00%	2/19/2021	Forgiven 07/26/2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
SBA Loan	$ 150,000	3.75%	7/22/2020	7/22/2050	$ 5,625	$ 8,122	$ 8,772	$ 141,228	$ 150,000	$ 5,625	$ 2,497	$ 8,772	$ 141,228	$ 150,000
Farnam Lease	$ 403,300		3/10/2017	3/10/2019			$ 270,000		$ 270,000			$ 390,000		$ 390,000
Total					**$ 5,625**	**$ 8,122**	**$ 278,772**	**$ 141,228**	**$ 420,000**	**$ 5,625**	**$ 2,497**	**$ 398,772**	**$ 252,036**	**$ 650,808**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 278,772
2023	14,123
2024	14,123
2025	14,123
2026	14,123
Thereafter	84,737
Total	**$ 420,000**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 2,867,000	5.00%	Fiscal Year 2021&2020	06/30/2022	98,375	129,041	2,867,000	-	2,996,041	30,666	30,666	-	$ 702,000	732,666
Total	**$ 2,867,000**				**$ 98,375**	**$ 129,041**	**$ 2,867,000**	**$ -**	**$ 2,996,041**	**$ 30,666**	**$ 30,666**	**$ -**	**$ 702,000**	**$ 35,000**

The convertible notes are convertible into Series B-3 Preferred Stock at a per share conversion price equal to the Series B-3 Original Issue Price ($0.2007) of such Series B-3 Preferred Stock (subject to adjustments for stock splits, combinations, recapitalizations). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(732,363)	$	(564,231)
Valuation Allowance		732,363		564,231
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,697,144)	$	(964,781)
Valuation Allowance		1,697,144		964,781
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,687,478, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,687,478. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The Company's lease agreement for its demonstration and testing lab is with an entity owned by the Company's Chief Technology Officer. The lease agreement is month-to-month.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

Through November 8, 2022, the Company is in default on five most recent monthly payments to Farnam Street Financial, Inc. in the aggregate amount of $54,405 pursuant to the Lease Agreement dated September 29, 2016. The Company is in regular communication with Farnam Street regarding this matter and intends to bring this matter current with funds raised from the StartEngine equity offering. Management believes that litigation, while always possible, is not likely in the near term.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued.

In June 2022, the Company issued 21,313,284 shares of Series B-3 Preferred Stock pursuant to note conversions.

Through the issuance date, the Company has received $1,177,500 in proceeds from the 2022 Convertible Note Offering. The 2022 Convertible Note Offering was terminated on November 7, 2022 and the Notes will mature in December 2023 and will convert at that time into Series B-3 Preferred stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,711,350, an operating cash flow loss of $2,039,606, and liquid assets in cash of $615,364, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Phizzle is not live or open to the public at this moment.

start engine

Data Integrity for the Pharmaceutical Industry

INVEST IN PHIZZLE TODAY!

Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. P... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FDA-Compliant
Bringing the power of automation to pharmaceutical manufacturing
Phizzle

REASONS TO INVEST

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.

- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.

- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*


Projected Market Growth
Analytical Balances (2021-2027)
600,000
400,000
200,000
0
TOTAL INSTALL BASE
AVG Total Projected Growth Rate
5.74%
Market Increase from
365 to 510K
total devices (2021-2027)
2021
2022
2023
2024
2025
2026
2027
YEAR

Projected Market Growth (2021-2027)

pH Meters, Balances, Particle Counters


600,000
400,000
200,000
0
COMBINED INSTALL BASE
2021
2022
2023
2024
2025
2026
2027
YEAR
Market Increase from
404K to 571K
combined devices
(2021-2027)

*Information from Credible Markets, "Global Market Industry Value, Size, Share, Growth, Trends and Forecast, 2016-2027" for Analytical Balances, PH Meters, Particle Counters.

A Digital Solution For Unlocking Valuable Scientific Data in a Highly Regulated Environment

Phizzle's cloud-native, microservices-based software platform offers world-leading pharmaceutical enterprises a solution to upgrade existing equipment, so they can produce life-saving medications with **improved safety**, **compliance**, **and cost-efficiency**.

Using our **FDA-compliant** system, drug companies are able to automate operations and enable optimized workflows, while also ensuring data integrity and minimizing the potential for human error. We believe ours is the first scalable platform of its kind **targeting an entire ecosystem of devices waiting to be digitized** across a landscape of laboratories worldwide.


Our Story is Your Story
Automation
Digitization
Lab Instruments
Good Manufacturing Practices

THE PROBLEM & OUR SOLUTION

Modernizing Pharmaceutical Manufacturing Processes for Safety & Data Integrity

While the pharmaceutical industry is known for innovation, very little has changed in the world of drug production data. In order to be compliant with regulations and safety standards, laboratories rely on a variety of scientific instruments – including **particle counters**, **balances**, **pH meters**, **and other equipment** spanning decades of different makes and models – to manufacture pharmaceuticals.


Virtualize
the machine's capabilities.
Harmonize
the data.
Phizzle

For most companies, no central platform has previously existed to harmonize operations. As such, **lab technicians still conduct a majority of testing manually**, which results in **a wide margin for human error.** When mistakes happen, entire batches of product must be discarded and **the recall process can total hundreds of millions of dollars**, such as Pfizer's infamous Bextra recall.

In order to avoid these kinds of costly errors, as well as ensure a safer and more streamlined production process, Phizzle has developed the digital architecture needed to capture this data holistically. Using our **EDGMaker software platform**, technicians are provided with all of the **information from individual instruments on one digitized dashboard**, which can be accessed and operated **remotely**.

> " We're excited that our Cisco IoT teams are collaborating with Phizzle to run their EDGMaker software on Cisco's leading Industrial IoT edge compute capable routers. Together, we're able to offer **a cutting-edge solution to connect, secure, and automate** particle air-quality data collection, regardless of vendor, in industries such as bio-pharma, food processing, and hazardous manufacturing."
>
> Michael Reid
> Senior Director of IoT Sales at Cisco America
>
> CISCO

*Testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

(source)

> " Phizzle and GHS have shattered the test and trust paradigm for cleanroom validation by leveraging their proven technology to create a cleanroom monitoring managed service that allows us to automate testing and remotely monitor the status of our cleanroom in real-time. **We believe that this best-in-class monitoring solution will substantially bolster our ability to drive industry partnerships and student opportunities**."
>
> Dr. Sung Jin Kim
> Associate Professor, University of Miami
>
> UNIVERSITY OF MIAMI

*Testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

(source)

Case Study: Air Quality Expertise with the University of Arizona

Phizzle + The University of Arizona

Phizzle has contracted with universities across the country to bring pharmaceutical device technology to the broader public - specifically air quality testing after the initial outbreak of COVID-19.

Scientific lab instruments are some of the best tools in the world for diagnosis and measurement. Phizzle works with institutions like the University of Arizona to use them for quantifying and improving air quality on campuses.

For example, **our particle counter testing at University of Arizona** showed consistent and predictable "bad air" spikes during highly-trafficked hours at the largest student center. Data also indicated consistently bad air in the most trafficked reception area because the floor trash cans were placed next to the front desk where students waited. They were rarely emptied throughout the day and an easy change to make for the university.

Arizona changed the location of their trash and shifted foot traffic during COVID-19 to improve air quality and help keep students safe. **Phizzle provided the device know-how and platform to implement immediate and actionable changes** during this process.

THE MARKET & OUR TRACTION

Achieving Major Milestones on Our Way to Serving the Global Pharma Industry

For the past few years, Phizzle has been making significant strides to establish the EDGMaker software stack as an industry-innovating technology. Our platform is unique to the market, in that it has **already secured FDA approval for our use case and designation for virtualizing scientific lab instruments**. With this clearance in place, the company has gained a competitive edge and accomplished proof of concept **by partnering with its first Fortune 75 pharmaceutical manufacturer**.


As of November 1, 2022
42,000+
Samples & Measurements Digitized in Real-World Environments

Through our work **we've been able to successfully digitize more than 40K samples** from facilities producing one of the world's best-selling cancer treatment drugs, and are on pace to reach 100K by the end of this year.


Air Particle Counter
Measures the number of particles floating in a sample of air. This is done by pumping a specific amount of air through a chamber where reflected laser light is used to count the particles into ranges.
Typical sizes are 0.3, 0.5, 1.0, 3.0, 5.0, and 10.0 µm.
pH Meter
Measures how acidic or basic a liquid samples is. This is accomplished by a technician inserting a probe directly into a sample.
Balance
Highly sensitive lab intruments designed to accurately measure mass.

(source)

We've also effectively doubled our total addressable market by adding three new scientific lab instruments to our portfolio, and been recognized by **Forbes.com**, **CRN**, and **the IoT Community**.


THE CHANNEL CO.
CRN
TECH INNOVATORS FINALIST 2021
CRN
2020
The 10 HOTTEST IoT Startups Of 2020
CRN
2020
The 10 COOLEST IoT Startups Of 2020
Certified FDA-compliant
Partnered with our first Fortune 75 pharmaceutical manufacturer
Recognized by multiple media outlets, including Forbes.com

WHY INVEST

Our Vision is Validated through Fortune Company Partnerships & Greenlit by the FDA

Although Phizzle started as a small technology company, achieving **FDA-compliant** status and signing with **a Fortune 75 pharma customer** are a testament to the technology we've developed and our **in-market advantage**.


Customer Type
Measurement of Interest
Stages of Buying
Enablement Strategy
Suspects
Universe of companies that could be interested in Phizzle
Prospects
Provides "PII" (Email or contact info) that enables outreach
Targets
Agrees to meet in-person to see if our solution fits their needs
Customer
Agrees to execute paid pilot and/or contract
Learn
What is it?
Experience
How is it useful to me?
Validate
Is it relevant to me?
Conversion
Self-Service Demo
Proof of Value Demo
Pilot

As we surpass our goal of 100K digitized samples and continue to grow our pipeline of potential customers to include other large-scale pharmaceutical customers, support from funding will allow us to expand our resources and serve the industry on a global scale. **Help us continue on our trajectory to success by investing today!**


Phizzle's Roadmap to Pharmaceutical Manufacturing
Phase 1
Data Digitization
Eliminate paper
Capture data directly from instruments
Integrate results with LIMS, database, historian, etc.
Phase 2
Device Automation
Control hundreds of scientific lab intruments from a single web interface
Eliminate manual steps and technician labor
Maintain method compliance
Phase 3
Systems Integration
Facilitate two way communication with LIMS, ERP, EM, etc.
Complete automation and execution of tests
Regulatory audit capabilities
1
2
3


Phizzle
Ron Ricci
Phizzle Board Member
02:18

ABOUT

HEADQUARTERS
943 Howard Street
San Francisco, CA 94103

VALUATION
$78.29M

Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is the first of its kind. The company is seeking funding to scale its operations and accelerate its current pipeline.

TEAM



Ben Davis III
Chief Executive Officer, Board Member, Director

Ben Davis co-founded Phizzle in 2005 and has led the company to its current market position as the leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments, raising $25 million in VC funding. Ben is a serial entrepreneur and leading voice in the Pharma IoT space. In 2003, Ben co-founded Pixiem, an early developer and publisher of mobile video games, where some of his customers included ESPN and Wimbledon. Pixiem was acquired by WinWin Gaming in 2005. Ben serves on the IoT Community board of advisors and the IoT Community's Converged Edge Center of Excellence. Ben is also a board member at Elon University, School of Communications; member of the Alliance of Chief Executives; and member of the board of directors of Boys Hope Girls Hope. Formerly a professional basketball player in Europe, he currently resides in San Francisco. Ben is a graduate of Walsh University with a BA in Business



Stephen Peary
Chief Financial Officer and General Counsel

Stephen Peary is a seasoned public company executive having closed in excess of $4 billion in financings. He has held direct reporting responsibility for a $300 million revenue department, engineered financial turnarounds for public and non-public companies, and led multiple functions including M&A, HR, Accounting, Finance and Legal. Stephen has authored numerous SEC registration and reporting documents. He serves as a member of the board of directors and chair of the audit committee for NCIRE - Veterans Health Research Institute (a joint venture between UCSF and SFVA). He is also a board member and chair of the governance committee of Vantage West Credit Union. Stephen holds a B.A. (Economics) from the University of Illinois ; a J.D. from Georgetown University Law Center and an LLM (Taxation) from Boston University.



Ryan Brady
Chief Technical Officer

Ryan Brady serves as Phizzle's technical lead and specializes in building systems that make IoT work for real-time engagement. Ryan's engineering experience and technical vision helped transition the company into pharmaceutical manufacturing before he became CTO. Prior to Phizzle, Ryan served as a trial consultant working closely with experts in the medical, transportation, oil & gas, technology and structural engineering industries. Using many of the same tools he created to automate the visualization of large amounts of data in real-time, Ryan brought his expertise to the SaaS industry and helped transition Phizzle's technology into an IoT manufacturing solution.



Ron Ricci
Chair of Board

Ron Ricci has spent his entire career helping CEOs and companies tell their stories. He has worked with CEOs like Michael Dell, Eric Schmidt and Carol Bartz; and discussed leadership with Richard Branson and Jack Welch. He spent 20 years at Cisco, including a decade as a direct report to CEO John Chambers. Ron has authored Momentum, published by Harvard Business School Publishing, and The Collaboration Imperative, which shared the best practices Cisco used to work better together. He is currently the founder and CEO of The Transparency Imperative, the only software platform to measure how engaged leaders and managers are with their employees and culture."



Mark Krentzman
Director

Mr. Krentzman is a well-known investor, owner, entrepreneur and turnaround manager, having been involved in various ownership and management capacities with several companies during the past thirty years. He is an investor and Board member in Phizzle a West Coast based software company that is the leader in Edge Computing and IoT software. He has served as Executive Chairman of Jones and Veining an international shoe component manufacturer with operations in the USA, China, Vietnam, Thailand and Indonesia. He has helped raise financing for BioVentures Investors a leading biomedical investment fund in drugs and medical instrumentation. He has consulted on business strategy and strategic marketing for companies in the internet, defense, biotechnology and technology industries and served in a senior management capacity for a facilities-based provider of telecommunications products and services.

Mr. Krentzman has a strong track record as an entrepreneur in working with software, medical technology, internet and telecommunications businesses, both in connection with fundraising and identifying significant opportunities for investment and growth in these fields, as well as helping in the turnaround of under-performing companies and creating significant value for shareholders.

Mr. Krentzman received a MBA from the Harvard University Graduate School of Business with an emphasis on manufacturing and marketing, and a BS in Finance, Magna Cum Laude, from Northeastern University School of Business. He currently serves as an Emeritus Corporator of Northeastern University and served as Co-Chair of his HBS Alumni Class. He also serves as a Trustee Emeritus of the Norman Rockwell Museum in Stockbridge, MA. Mr. Krentzman Is an Owner of Jones & Vining.



Edwin Lau
Director and Acting President

Ed Lau is the co-founder of Audible (NASDQ: AMZN) and New Moon Systems (NASDQ: ORCL). He has spent 15+ years in Venture Capital and 25+ years operating within technology startups. As an investor, Ed is hands-on entrepreneur, rolling up his sleeves in operational roles in TuneIn, Inc. and Phizzle, Inc. Ed is co-author of 11 issued patents. He holds a Ph.D. and M.S. degrees in Computer Science from the University of California, Berkeley, and a A.B. in Computer Science and Mathematics from New York University.



Michael Patrick
Chief Innovation Officer

Michael started with Phizzle in 2008 and brings decades of experience to the team in the design, development, and integration of high availability real-time systems. Prior to Phizzle, Michael developed mission/life-critical software in commercial, military, and space-based platforms for companies such as Boeing and BAE Systems. Michael's broad and extensive expertise in implementing high performance solutions has been key to Phizzle's software and forms the core engine of Phizzle's IoT solution. In his spare time Michael is a mentor for a FIRST robotics team where he brings his passion for engineering, science and robotics to high school students. Michael received a BS in Electrical and Computer Engineering from SUNY Buffalo in 1983.



Lena Wu
Industry Advisor

Lena Wu, Ph.D. is an Independent Director for Matterworks, Inc, developing tools for biomanufacturing. She is the former co-founder and CEO of Intabio, Inc that developed analytical systems for biomanufacturing and was acquired by SCIEX. She was previously the CEO and co-founder of Rogne Biosciences, a biotherapeutic company. Lena has 25+ years of corporate development experience in early stage life science companies. Lena received her Ph.D. in Molecular Pharmacology from Stanford School of Medicine.



Cecilie Carter
Senior Director

Cecilie is an experienced Emmy-nominated Marketing Professional with a demonstrated history of quality work in the Tech and Creative spaces. At Phizzle, Cecilie manages GTM Operations which includes; marketing campaigns, social media postings, company branding, and other strategic marketing activities. Historically she has displayed repeated success in maintaining positive relationships with existing and new clients and ensuring customer satisfaction. Her ability to combine industry knowledge with campaign development and media expertise has resulted in elevated brand profiles for Phizzle.



William Valtos
Director

William Valtos Jr. has been building and advising companies for over 30 years in C-suite/Board roles as an institutional investor, adviser, and strategist. Since March 2020, Billy has shifted his focus to digital transformation and emerging technologies which can help enterprise companies sustain growth and innovation as business models and customer behaviors change.

Professional Expertise: A former investment banking CEO, Mr. Valtos has a deep network and extensive deal experience in Silicon Valley, Southeast Asia, and Japan. He has managed a number of businesses in different geographies and has cross-border experience in mergers and acquisition, capital markets strategy, venture capital, private equity, and strategic finance. Mr. Valtos co-founded and led a Top-Quartile venture capital firm, tracked. He is well-regarded for building strong corporate cultures and committed teams, organizational change, and corporate governance.



James Whims
Director

Jim serves as Director and is a Partner at Alsop-Louie Partners. For the last decade, Jim was a partner at Techfund Capital in the U.S. and Europe, where he invested in companies like 3DFX and Portal Player. Jim was a co-founder of Worlds of Wonder and a key executive at Software Toolworks and Sony Computer Entertainment. In 1996, Adweek/Brandweek recognized him as the Marketing Executive of the Year for driving revenues from zero to $1B in one year at Sony, where Jim managed the launch of the Playstation in North America. Jim also serves on the Board of Directors at THQ and Synaptics. He received his MBA in Finance from the University of Arizona and a BS from Northwestern University



Kari Baker
VP Customer Success & Operations

Kari has built Phizzle's Support and Customer Success teams from the ground up for IoT in the pharmaceutical manufacturing industry. Her commitment to excellence, ability to solve complex problems, and knack for building high-performing teams has helped Phizzle create trusted relationships with Pharma customers, partners, and stakeholders. Kari is Phizzle's official Voice of the Customer.



Thomas Toy
Director

Thomas Toy serves as Director and is a Managing Director of Startup Capital Ventures Fund II and a Limited Partner of Fund I. Tom has been Managing Director of PacRim Venture Partners, a Menlo Park-based venture capital firm specializing in diversified information technology, technology and clean technology companies. Tom presently serves on the board of directors of portfolio company HealthCrowd.

TERMS

Phizzle

Overview

PRICE PER SHARE
$0.40

VALUATION
$78.29M

DEADLINE
Feb 14, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$200.00

OFFERING TYPE
Equity

MAX INVESTMENT
$5,000,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
25,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
12,500,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Phizzle, Inc**
Corporate Address	**943 Howard Street, San Francisco, CA 94103**
Offering Minimum	**$10,000.00**
Offering Maximum	**$5,000,000.00**
Minimum Investment Amount (per investor)	**$200.00**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**25,000**
Maximum Number of Shares Offered	**12,500,000**
Price per Share	**$0.40**

Pre-Money Valuation : $78,293,266.40

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), Chairman of the Board of Directors, or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based Bonus
Friends and Family Early Birds

Invest $200 within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest $200 within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest $200 within the first month and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% bonus shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% bonus shares.

$5,000+ | Tier 3

Invest $5,000+ and receive 15% bonus shares.

$10,000+ | Tier 4

Invest $10,000+ and receive 20% bonus shares.

$20,000+ | Tier 5

Invest $20,000+ and receive 20% bonus shares and an invite to a webinar with the CEO

Loyalty Bonus:
As you are an existing Stockholder / Noteholder/ TTW Email recipient in Phizzle, receive 10% Additional Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Phizzle, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.40/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $40. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and an audience-based bonus of 10% for Phizzle Existing Stockholders/Noteholders/TTW Email Recipients, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative. Any expense labeled “Travel and Entertainment”.

PRESS

Forbes
Pharmaceutical Manufacturing Just Got An Automation Boost From IoT
View Article

Facility Executive
Collaboration To Measure Air Quality
View Article

EDGEIR.com
How Phizzle is helping pharma companies wrangle data from edge devices—and a big ROI
View Article

The Channel CO
The 10 Hottest IoT Startups Of 2020 (So Far)
View Article

Enterprise Viewpoint
How Digitization and Automation is Meeting the Pharmaceutical Industry's Need for Greater Manufacturing Capacity
View Article

Show More Press

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

For the last fifty years, nothing has changed in the world of drug production data - until now. Phizzle operates inside the laboratories of Fortune 100 Big Pharma to offer unparalleled drug manufacturing digitization.

Every year Big Pharma budgets tens of millions for batch recalls and FDA fines. These regulatory fees arise from mistakes made during drug production. Human error is unavoidable, but exacerbated by manual testing processes and complex lab instruments. Pharmaceutical companies own thousands of instruments spanning decades of makes and models yet lack a central platform to manage all of them. Until Now

Our technology augments Big Pharma's scientific lab instruments. These instruments include air particle counters, pH meters, osmometers and balances.

I know we've gotta slow down for a second. I get it. It was new to us too. But what we learned was that there are 1m of these devices out there and none of them have been digitized

By digitizing this instrument data and enabling remote operability or automation, EDGMaker offers a unique value proposition: we work with the instruments Big Pharma already has to make drug production safer, cheaper, and more compliant.

For fifty years, no technology partner has been able to convince large-scale pharmaceutical manufacturers to change their processes — until now. until EDGMaker.

<u>Ron Ricci</u>

Hi, I'm Ron Ricci, chair of Phizzle's board and an investor in the company.

Before Phizzle, I spent 20 years at Cisco, including a decade as a direct report to CEO John Chambers.

Cisco acquired more than 100 companies during my time there, and I came to see investment opportunities through the lens of Cisco, which is exactly why I joined Phizzle's board.

John Chambers taught me to see market transitions as key opportunities — market transitions happen every decade or two when a new technology architecture obsoletes a pre-existing technology paradigm — think the internet vs the old telephone network or now the cloud vs on-premise.

A market transition in pharmaceutical and life sciences manufacturing is just starting — and Phizzle is the catalyst for this transition.

For those of you who are veterans of the tech market, you will recognize the artifacts of a market needing change:

Pharma manufacturing has too many proprietary, hardware-centric architectures — creating islands of data and inefficiencies.

Phizzle's software architecture makes it possible to unify many of these hardware architectures…to harmonize the data…and digitize it…from the cloud.

We have a recurring, revenue-producing contract with one of the largest drug manufacturers in the world for our software…

…We create enough value to replace an existing technology paradigm in a real-world use case involving the production of one of the world's most extensively used drugs.

Market transitions always start before most investors recognize them.

Less than 1% of all the scientific lab instruments used in the world are touched by modern software. These same lab instruments are used in clean manufacturing, food production, university research labs and office buildings.

We hope you'll examine Phizzle's market opportunity; our innovation and differentiation; and discover a large market actually still exists that hasn't actually been touched by modern software principles.

There is so much value still to be created and captured. Thanks for learning about Phizzle.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PHIZZLE, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF JULY, A.D. 2022, AT 11:04 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

4013333 8100
SR# 20223048956

Authentication: 203974068
Date: 07-21-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:04 AM 07/20/2022
FILED 11:04 AM 07/20/2022
SR 20223036450 - File Number 4013333

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PHIZZLE, INC.

Benjamin Davis III hereby certifies that:

ONE: The original name of this corporation is **PHIZZLE, INC.** and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was August 15, 2005.

TWO: He is the duly elected and acting Chief Executive Officer of **PHIZZLE, INC.**, a Delaware corporation.

THREE: The Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of this corporation is **PHIZZLE, INC.** (the "***Company***").

II.

The address of the registered office of the Company in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, Zip Code 19904 and the name of the registered agent of the Company in the State of Delaware at such address is COGENCY GLOBAL INC.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("***DGCL***").

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Company is authorized to issue is 600,000,000 shares, 350,000,000 shares of which shall be Common Stock (the "***Common Stock***") and 250,000,000 shares of which shall be Preferred Stock (the "***Preferred Stock***"). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis) irrespective of the provisions of

Section 242(b)(2) of the DGCL (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation).

C. 15,804,460 of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "***Series A Preferred***"). 24,899,546 of the authorized shares of Preferred Stock are hereby designated "Series B Preferred Stock" (the "***Series B Preferred***"). 68,269,160 of the authorized shares of Preferred Stock are hereby designated "Series B-2 Preferred Stock" (the "***Series B-2 Preferred***"). 75,000,000 of the authorized Preferred Stock are hereby designated "Series B-3 Preferred Stock (the "***Series B-3 Preferred***"). Together with the Series A Preferred, the Series B Preferred, the Series B-2 Preferred and the Series B-3 Preferred are referred to herein as the "***Series Preferred***".

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. DIVIDEND RIGHTS.

(a) Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of the Original Issue Price (as defined below) per annum on each outstanding share of Series Preferred. Such dividends shall be payable only when, as and if declared by the Board of Directors (the "***Board***") and shall be non-cumulative.

(b) The "***Original Issue Price***" of the Series A Preferred shall be $0.1911 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "***Original Issue Price***" of the Series B Preferred shall be $0.2007 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "***Original Issue Price***" of the Series B-2 Preferred shall be $0.2007 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "***Original Issue Price***" of the Series B-3 Preferred shall be $0.2007 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(c) So long as any shares of Preferred Stock are outstanding, the Company shall not pay or declare any dividend (whether in cash or property), or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock, until all dividends as set forth in Section 1(a) above on the Preferred Stock shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company to repurchase such shares at no more than cost upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Section 3.

(d) In the event dividends are paid on any share of Common Stock after payment in full of the dividend preference set forth in Section 1(a) above, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(e) The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 4(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series Preferred as may be required by this Certificate of Incorporation.

(f) A distribution to the Company's shareholders may be made without regard to the preferential dividends arrears amount or any preferential rights amount (each as determined under applicable law) in relation to repurchases of shares of Common Stock upon termination of employment or service as a consultant or director.

2. VOTING RIGHTS.

(a) General Rights. Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

(b) Separate Vote of Series Preferred. For so long as at least 2,000,000 shares of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least two-thirds (66-2/3%) of the outstanding Series Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise:

(i) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 3 hereof);

(ii) Any voluntary dissolution or liquidation of the Company;

(iii) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company;

(iv) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series A Preferred, Series B Preferred, Series B-2 Preferred and Series B-3 Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of shares of Preferred Stock (or any series thereof);

(v) Any reclassification, alteration or amendment of any existing security of the Company, if such action would rank such on a parity with or senior to any series of the Series Preferred in right of redemption, liquidation preference, voting or dividend rights;

(vi) Any increase or decrease in the authorized number of shares of Preferred Stock (or any series thereof);

(vii) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends required pursuant to Section 1 hereof (except for acquisitions of Common Stock by the Company permitted by Section 1(c)(i), (ii) and (iii) hereof.

(viii) Any acquisition or disposition of the capital stock of any subsidiary or any sale of substantially all of the assets of any subsidiary; or

(ix) Any increase or decrease in the authorized number of members of the Company's Board.

(c) Election of Board of Directors.

(i) For so long as at least 500,000 shares of Series A Preferred remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the holders of Series Preferred, voting as a separate class, shall be entitled to elect one member of the Board (the "***Series A Director***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) For so long as at least 500,000 shares of Series B Preferred remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the holders of Series B Preferred, voting together as a separate class, shall be entitled to elect one member of the Board (the "***Series B Director***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii) For so long as at least 500,000 shares of Series B-2 Preferred remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the holders of Series B-2 Preferred, voting together as a separate class, shall be entitled to elect one member of the Board (the "***Series B-2 Director***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iv) For so long as at least 500,000 shares of Series B-3 Preferred remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), the holders of Series B-3 Preferred, voting together as a separate class, shall be entitled to elect one member of the Board (the "***Series B-3 Director***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(v) The holders of Common Stock (excluding, for the purposes hereof, any Common Stock issued upon conversion of the Preferred Stock issued by the Company), voting as a separate class, shall be entitled to elect three members of the Board (the "***Common Directors***") at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(vi) The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(vii) Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for

the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(viii) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

3. LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred, Series B Preferred, Series B-2 Preferred and Series B-3 Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its shareholders in an Acquisition (as defined below)) for each share of Series A Preferred, Series B Preferred, Series B-2 Preferred and Series B-3 Preferred as follows:

i. First to the Series B-3 Preferred in an amount equal to five times (5X) the Original Issue Price for each such series plus all declared and unpaid dividends on the Series B-3 Preferred. If, upon If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3 Preferred of the liquidation preference set forth in this Subsection, then such assets (or consideration) shall be distributed among the holders of Series B-3 Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled; then,

ii. Second to the Series B-2 Preferred in an amount equal to the Original Issue Price for each such series plus all declared and unpaid dividends on the Series B-2 Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2 Preferred of the liquidation preference set forth in this Subsection, then such assets (or consideration) shall be distributed among the holders of Series B-2 Preferred at

the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled; then

iii. Third to the Series B Preferred and the Series A Preferred on a pro rata basis in an amount equal to the respective Original Issue Prices for each such series plus all declared and unpaid dividends on the Series B Preferred and Series A Preferred, respectively. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series A Preferred and Series B Preferred of the liquidation preference set forth in this Subsection, then such assets (or consideration) shall be distributed among the holders of Series A Preferred and Series B Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock and Series Preferred on an as-if-converted to Common Stock basis.

(c) An Asset Transfer or Acquisition (each as defined below) shall be deemed a Liquidation Event for purposes of this Section 3.

(i) For the purposes of this Section 3: (i) "***Acquisition***" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization,; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "***Asset Transfer***" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

(iii) The Company shall not have the power to effect an Acquisition or Asset Transfer unless the definitive agreement for such transaction (the "***Agreement***") provides that the consideration payable to the stockholders of the Company in connection therewith shall be allocated among the holders of capital stock of the Company in accordance with this Section 3.

4. **CONVERSION RIGHTS.**

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "***Conversion Rights***"):

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the applicable "Series Preferred Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series Preferred being converted.

(b) Series Preferred Conversion Rate. The applicable conversion rate in effect at any time for conversion of a given share of Series Preferred (the "***Series Preferred Conversion Rate***") shall be the quotient obtained by dividing the respective Original Issue Price of such Series Preferred by the "Series Preferred Conversion Price," calculated as provided in Section 4(c).

(c) Series Preferred Conversion Price. The applicable conversion price for a given share of Series Preferred shall initially be the respective Original Issue Price of such Series Preferred (the "***Series Preferred Conversion Price***"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Series Preferred Conversion Price herein shall mean the applicable Series Preferred Conversion Price as so adjusted.

(d) Mechanics of Optional Conversion. Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of Series B-3 Preferred is issued (the "***Original Issue Date***") the Company effects a subdivision of the outstanding Common Stock, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section 3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 4), in any such event each share of Series Preferred shall

thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series Preferred immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Sale of Shares Below Series Preferred Conversion Price.

(i) If at any time or from time to time on or after the Original Issue Date the Company issues or sells, or is deemed by the express provisions of this Section 4(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 4(e), 4(f) or 4(g) above, for an Effective Price (as defined below) less than the then effective and applicable Series Preferred Conversion Price (a "***Qualifying Dilutive Issuance***"), then and in each such case, the then existing and applicable Series Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the applicable Series Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock that the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series Preferred Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock that are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to the Series Preferred Conversion Price in an amount less than one percent (1%) of the Series Preferred Conversion Price then in effect. Any adjustment otherwise required by this Section 4(h) that is not required

to be made due to the first sentence of this subsection (ii) shall be included in any subsequent adjustment to the Series Preferred Conversion Price. Any adjustment required by this Section 4(h) shall be rounded to the first decimal for which such rounding represents less than one percent (1%) of the Series Preferred Conversion Price in effect after such adjustment.

(iii) For the purpose of making any adjustment required under this Section 4(h), the aggregate consideration received by the Company for any issue or sale of securities (the "***Aggregate Consideration***") shall be defined as: (A) to the extent it consists of cash, the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, the fair market value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration that covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 4(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities exercisable for or convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "***Convertible Securities***") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Series Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); *provided* that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(C) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by

reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; *provided further,* that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of the Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided* that such readjustment shall not apply to prior conversions of Series Preferred.

(v) For the purpose of making any adjustment to the Conversion Price of the Series Preferred required under this Section 4(h), "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than the following ("***Exempted Securities***"):

(A) shares of Common Stock issued upon conversion of the Series Preferred;

(B) shares of Common Stock issued pursuant to the exercise or conversion of Convertible Securities outstanding as of the Original Issue Date;

(C) shares of Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or other strategic purposes, in each case as approved by the Board, including the Series A Director, the Series B Director, the Series B-2 Director and the Series B-3 Director;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial or lending institution approved by the Board, including the Series A Director, the Series B Director, the Series B-2 Director and the Series B-3 Director;

(F) shares of Common Stock or Convertible Securities issued after the Original Issue Date with the approval of the Board to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, in each case pursuant to stock purchase or stock option plans or other arrangements which such plans or arrangements are approved by the Board, including the Series A Director, the Series B Director, the Series B-2 Director and the Series B-3 Director; and

(G) shares of Common Stock or Convertible Securities that the holders of at least two-thirds (66-2/3%) of the outstanding shares of Series Preferred elect in writing to exclude from the definition of "Additional Shares of Common Stock" for purposes of this Section 4.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h). The "***Effective Price***" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold or deemed to have been issued or sold by the Company under this Section 4(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 4(h), for such Additional Shares of Common Stock. In the event that the number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance (the "***First Dilutive Issuance***"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "***Subsequent Dilutive Issuance***"), then and in each such case upon a Subsequent Dilutive Issuance the Series Preferred Conversion Price shall be reduced to the Series Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(i) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail

such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property that at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of at least two-thirds (66-2/3%) of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of at least two-thirds (66-2/3%) of the outstanding shares of Series Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least $0.9555 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), and (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $40,000,000. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(l) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If after the aforementioned aggregation the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) **Notices.** Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

5 No Reissuance of Series Preferred.

Any shares or shares of Series Preferred redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

V.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by applicable law. If applicable law is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability or indemnification.

D. The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Company who is not an employee of the Company or any of its subsidiaries, (collectively, "Covered Persons"), unless in either case such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Company.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Restated Certificate.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, PHIZZLE, INC. has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer on June 30, 2022.

PHIZZLE, INC.

By:

Benjamin Davis III,
Chief Executive Officer

Exhibit G - Testing the Waters Materials



Ben Davis · You
CEO at Phizzle, Inc
1mo · Edited ·

I learned from my father and Grandfather, both entrepreneurs who started and sold multiple businesses, that surrounding yourself with great people is the key to being a successful CEO. I'm lucky to have Stephen Peary, a great CFO, charting the financial future of Phizzle
#StartupLife #Entrepreneur #Success #CEO #CFO

Phizzle
1mo ·

Stephen Peary, CFO, shares his first blog. Phizzle will be joining the StartEngine investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to growth capital.
#community #growth #investment #LifeSciences
#PharmaManufacturing

DISCLAIMER
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


Phizzle

462 Tweets



Ben Davis @BenDavisIII · Sep 28

I learned from my Father and Grandfather, both #entrepreneurs who started and sold multiple businesses, that surrounding yourself with great people is the key to being a #successful #CEO. I'm lucky to have Stephen Peary, a great #CFO, charting the financial future of @Phizzle

Phizzle @phizzle · Sep 28

@Phizzle CFO, Stephen Peary, shares his first blog. We will be joining the @StartEngineLA #investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to #growth capital.
phizzle.com/post/phizzle-t...
#LifeSciences


Phizzle
&
start
engine

Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Phizzle
Published by Cecilie Davis Carter · September 23 ·

Stephen Peary, CFO, shares his first blog. Phizzle will be joining the StartEngine investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to growth capital.
#community #growth #investment #LifeSciences #pharmamanufacturing
https://www.phizzle.com/.../phizzle-to-join-startengine...

DISCLAIMER
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


Phizzle
&
start
engine

Phizzle
1,197 followers
1mo • Edited •

NEW BLOG POST!
-> https://lnkd.in/gyBQ4g3q
#ICYMI, we will be joining the StartEngine investment community. Phizzle CFO, Stephen Peary, write's his first blog about our What, How and Why!
#community #growth #investment #LifeSciences #PharmaManufacturing

Disclaimer
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Phizzle
NEW BLOG POST

Phizzle

Phizzle
1,197 followers
1mo •

Stephen Peary, CFO, shares his first blog. Phizzle will be joining the StartEngine investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to growth capital.
#community #growth #investment #LifeSciences #PharmaManufacturing

DISCLAIMER
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


Phizzle
&
start engine

Phizzle
1,197 followers
2w •

In Case You Missed It:
Phizzle will be joining the StartEngine investment community! Learn why we think StartEngine will be the most efficient path for Phizzle to gain access to growth capital.
#community #growth #investment #LifeSciences #PharmaManufacturing

DISCLAIMER
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST


Phizzle
&
start engine



Ron Ricci • 1st
Founder and CEO Transparency Imperative
1mo • Edited •

As much as I LOVED working Cisco, managing budgets versus raising money is so DIFFERENT! As Phizzle moves from customer #1 to more, access to growth capital brought us to StartEngine. What makes StartEngine so interesting is two things: 1) the speed at which it works. 2) how few B2B infrastructure SW opportunities are typically found in these communities.

Disclaimer
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#growth #cisco #startuplife #entrepreneurlife Transparency Imperative

iPhizzle **Phizzle**
1mo •

Stephen Peary, CFO, shares his first blog. Phizzle will be joining the StartEngine investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to growth capital.
#community #growth #investment #LifeSciences
#PharmaManufacturing

DISCLAIMER
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST



Phizzle @phizzle · Sep 28

@Phizzle CFO, Stephen Peary, shares his first blog. We will be joining the @StartEngineLA #investment community! Take a read and learn why we think StartEngine will be the most efficient path for Phizzle to gain access to #growth capital.
phizzle.com/post/phizzle-t...
#LifeSciences


Phizzle
&
start engine

Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit

REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced “Re Use It”) started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world’s largest B2B circular economic platforms to manage technology’s most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Envirosult

Envirosult | *A brighter and safer future for water and our environment*

https://envirosult.com/

Description of Business

Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water, environmental education, and improvements. Our company is pre-revenue, and already connects members of small communities across the US.

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team

Michael Green: CEO, LinkedIn

Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO

FLOLiO | *Wisdom Within Web3*

https://flolio.com/

Description of Business

FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in

packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

Team
Christopher Nicolau: Co-Founder/CEO, LinkedIn
Mikhail Reznik: Co-Founder/Head of Technology, LinkedIn

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://keeperai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.

- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle
Phizzle | *Data Integrity for the Pharmaceutical Industry*
https://www.phizzle.com/

Description of Business
Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is the first of its kind. The company is seeking funding to scale its operations and accelerate its current pipeline.

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.

SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.

- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling

Team

Matthew Alper: Founder, Director & CEO, LinkedIn

Walton Goggins: Founder/Director, LinkedIn

Brightlamp

Brightlamp | *The Five-Second Neurological Vital*

https://www.reflexapp.io/

Description of Business

Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps

meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.

- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firediscookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market,

- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business

As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team

Donnie Lee Jr.: COO, LinkedIn

Nelva Lee: CEO, LinkedIn

BeeHex

BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*

https://www.beehex.com/

Description of Business

BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand

dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is

- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team

Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team

Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku

Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

FURTHERMORE, THE INFORMATION CONTAINED ON THIS PAGE HAS NOT BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

Equity Crowdfunding by the Numbers: October '22

The StartEngine Team November 4, 2022

Seizing the Opportunity: StartEngine Is Acquiring SeedInvest

Howard Marks October 26, 2022

There Are Now 1 Million Users On StartEngine – Here's How We Got There

Howard Marks October 20, 2022

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.
Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. No broker-dealer or intermediary involved in offering except for Florida, where Dalmore Group LLC is participating as broker-dealer of record. StartEngine is not currently accepting investments from WA and TX. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risks associated with this offering.